Exhibit 4
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                                                   August 31, 2007
VIA REGISTERED MAIL
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Archon Corporation
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030
Attention: John M. Garner, Secretary

                      Re:  Archon Corporation, Letter of Transmittal

Dear Mr. Garner:

         We write this letter on behalf of our clients D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.; LC CAPITAL MASTER FUND, LTD; LC CAPITAL / CAPITAL Z SPV, LP; MAGTEN ASSET MANAGEMENT CORP; MERCURY REAL ESTATE SECURITIES FUND LP; MERCURY REAL ESTATE SECURITIES OFFSHORE FUND LIMITED; BLACK HORSE CAPITAL LP; BLACK HORSE CAPITAL (QP) LP; BLACK HORSE CAPITAL OFFSHORE LTD; and PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED.

         As of the date of this letter, our clients collectively hold
2,097,811 shares of Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Exchangeable Preferred Stock"), of Archon Corporation, a Nevada corporation (the "Company"). Our clients are in receipt of that certain Notice of Redemption (the "Redemption") of the Exchangeable Preferred Stock dated as of July 31, 2007 (the "Notice"), and delivered on behalf of the Company by Paul W. Lowden of the Company, together with the related Letter of Transmittal (the "Letter") for the redemption of the Exchangeable Preferred Stock. Letters have been submitted by, or on behalf of, each of our clients in respect of their respective shares of Exchangeable Preferred Stock on or about the date hereof.

         It is our clients' position that the Redemption will violate law because, among other things, the Company has miscalculated the Redemption Price (as defined in the Notice). We have filed a complaint on behalf of our clients against the Company in the United States Court for the District of Nevada so alleging. Specifically, the Company's calculation of the Redemption Price fails to take into account the compounding of accrued and unpaid dividends with respect to the Exchangeable Preferred Stock as expressly provided in that certain Certificate of Designation of the Exchangeable Preferred Stock (the "Certificate"), as filed with the Secretary of State of the State of Nevada on September 30, 1993. As a result, the Redemption Price per share of Exchangeable Preferred Stock is significantly greater than that calculated by the Company and noted in the Letter.

         None of the delivery of this letter, the submission of a Letter along with the share certificates for the Exchangeable Preferred Stock or the receipt of payment by any of our clients of the incorrect Redemption Price is intended to, nor does it, waive any rights, remedies, powers, privileges and benefits under the Certificate, law or otherwise, and each of our clients reserve all of its rights.

                                                Sincerely,
                                                BOIES, SCHILLER & FLEXNER LLP

                                                /s/ Jonathan Sherman, Partner
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